Robert E. Gagnon Executive Vice President and Chief Financial Officer

42 Longwater Drive	781.792.5100
P.O. Box 9149	Fax 781.792.5900
Norwell, MA 02061-9149	gagnon.robert@cleanharbors.com

January 23, 2013

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Clean Harbors, Inc.
Form l0-K for the Year Ended December 31, 2011
Form 10-Q for the Period Ended September 30, 2012
Form 8-K Filed November 7, 2012
File No. 1-34223

Dear Mr. Decker:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the comment letter dated December 21, 2012 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, and Report on Form 8-K filed on November 7, 2012.

Form 10-K for the Year Ended December 31, 2011

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:    As part of each response to a comment below which includes additional disclosures or revisions to be included in future filings, the proposed text of such additional or revised disclosures is included in those responses. Please see the marked changes as compared to the comparable disclosures in the Company’s prior reports referenced in the Comment Letter.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Remedial Liabilities, page 32

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

2.                                      Your statements of cash flows appear to indicate that you have had recurring reductions in your environmental liability estimates for each of the three years ended December 31, 2011 as well as the nine months ended September 30, 2012. Please discuss the specific factors that have resulted in continuous reductions in your estimates.

RESPONSE:    The net reductions in the Company’s estimated environmental liabilities during the nine months ended September 30, 2012 and each of the three years in the period ended December 31, 2011 were due to changes in estimates. The changes in estimates were reflected as adjustments in the ordinary course of business in the period when the Company determined that an adjustment was appropriate because new information had become available. The Company routinely reviews and evaluates its sites to determine if there should be changes in its established reserves. The benefits over the past few years were primarily due to the successful introduction of new technology (principally bio-plugs) for remedial activities, favorable results from environmental studies of the on-going remediation, including favorable regulatory approvals, and lower project costs realized by utilizing internal labor and equipment. The Company establishes its environmental liabilities based on acceptable technologies when the Company has determined a liability is appropriate. Introduction of new technologies are subject to successful demonstration of the effectiveness of the alternative technology and regulatory approval. Upon demonstration of the effectiveness of the alternative technology and applicable regulatory approval, the Company updated its estimated cost of remediating the affected sites. The principal changes in estimates were from the following items:

In 2009, the net reduction primarily related to two sites where favorable environmental studies and successful pilot testing of bio-plugs to replace the traditional pump and treat method of handling wastewater led to favorable regulatory approvals and reductions in the required remediation periods. Lower third-party costs were also realized at one of the two sites.

In 2010, the net reduction primarily related to three sites; favorable environmental studies at one site led to favorable regulatory approvals and a reduction in the remediation period; implementation of solar sippers at a second site and installation of additional equipment at a third site resulted in reductions to the estimated future utility costs due to increased efficiencies.

In 2011, the net reduction primarily related to four sites; installation of a solar array system led to lower estimated future utility costs at one site; favorable environmental studies and regulatory approvals were achieved at a second and third site; and utilization of internal labor rather than external contractors at the fourth site enabled the Company to reduce its estimate of future remediation costs. The estimated savings from the four sites were partially offset by an increase in remedial liabilities recorded at a fifth site due to a change in estimated costs following finalization of the corrective action plan.

In 2012, the net reduction primarily related to two sites; favorable environmental studies at one site led to regulatory approval to employ full-scale implementation of bio-plugs to replace the traditional pump and treat method of handling wastewater and reduce the required remediation

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

period; and the corrective action plan was finalized at a second site, enabling the Company to update and lower its estimate of future remediation costs for such site.

Goodwill, page 32

3.                                      As of December 31, 2011, the fair value of all of your reporting units was determined using an income approach. You utilized only the income approach in the current year as the fair value for all reporting units significantly exceeded the carrying value. As of December 31, 2010, for the Industrial Services and Exploration Services segments, you utilized a weighted average of the income approach and the market approach. Please expand your disclosures to better explain how you determined that only the income approach should be used in certain periods as well as why the market approach would not be used if the fair value of your reporting units significantly exceeded the carrying value under the income approach. In periods when you use multiple methods to value goodwill, please disclose how you weight each of the methods, including the basis for that weighting.

RESPONSE:    The Company deems the income approach to be the most relevant indicator of fair value as the Company believes the income approach more appropriately captures the specific growth and risk profile of the reporting units, whereas the market approach requires a qualitative assessment of a reporting unit’s risk profile and growth prospects to selected, reasonably similar “guideline” publicly-traded companies, which the Company believes is less specific to its business.  We note that in certain cases, the quantitative assessment is very clear from the income approach and there is no reasonable expectation that adding an additional valuation approach would alter the outcome. Accordingly, for reporting units whose fair value is significantly in excess of their carrying amount, we have not generally engaged in multiple valuation methods. For example, in 2011 the fair values of our reporting units exceeded their carrying values by approximately 45% to 281%. However, for reporting units whose fair value is not expected to significantly exceed their carrying amount, the market approach is used as another valuation model to provide another valuation reference point. As such, the market approach is applied to provide additional evidence of the fair value of the reporting unit. In these situations, the Company, with the assistance of a third party valuation specialist, compares the implied multiples that resulted from the income approach to market multiples of similar “guideline” publicly traded companies to corroborate the overall reasonableness of the conclusions under the income approach. In all years, the Company reconciles the fair value of all our reporting units to its overall market capitalization.

In 2010, the Company used multiple methods to determine the fair value for the Industrial and Exploration reporting units, and placed greater emphasis on the income approach, applying a 75% weighting relative to a 25% weighting to the market approach. The Company notes that the fair value exceeded the carrying value under both the income approach and the market approach for both the Industrial and Exploration reporting units. The difference between the fair values using both models was less than 5% for both reporting units. The Company used

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

both approaches as both reporting units were established as part of the 2009 Eveready acquisition, and the Company did not believe the fair value significantly exceeded its carrying value.

In 2011, the fair values increased relative to the carrying amounts in 2011, which made application of a secondary method unnecessary in the Company’s judgment. The increase in fair values for the Industrial and Oil and Gas Field Services reporting units in 2011 relative to their carrying values was attributable to improved operating performance in 2011, which also favorably impacted future revenue and cash flow projections.

In order to more fully address the above comment, the “Goodwill” subsection under “Critical Accounting Policies” of Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the 2011 Form 10-K will be revised in the Company’s 2012 Form 10-K and, with appropriate updates, future Annual Reports on Form 10-K as follows, which also incorporates the Company’s response to Comment No. 11.

Goodwill.    Goodwill is assessed for impairment at least annually and as triggering events occur. Such triggering events include, but are not limited to:

•                  A significant adverse change in legal factors or in the business climate,

•                  An adverse action or assessment by a regulator,

•                  Cash or operating losses at the reporting unit, or

•                  Market capitalization that is below book value.

Our management tests for impairment by comparing the fair value of each reporting unit to the carrying value of the net assets assigned to each reporting unit, including goodwill. In the event the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill is ~~test would be~~ performed to measure the amount of impairment loss.

~~During fiscal year 2010, we had four operating segments consisting of Technical Services, Field Services, Industrial Services and Exploration Services. Starting in 2011, the Exploration Services segment and certain departments in the Industrial Services segment were merged into the new Oil and Gas Field Services segment.~~

At December 31, 2011, the Company had five reporting units consisting of Technical Services, Field Services, Industrial Services, Lodging and Oil and Gas Field Services. As of December 31, 2011, the fair value of all our reporting units was determined using an income approach (a discounted cash flow analysis).  We utilized only the income approach in the current year as the fair value for all reporting units significantly exceeded the carrying value. We corroborated our approach by considering

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

other factors such as the fair value of comparable companies to our reporting units, and also performed a reconciliation of the fair value of all our reporting units to our overall market capitalization.

As of December 31, 2010, for the Industrial Services and Exploration Services ~~segments~~ reporting units, the estimated fair value was determined using ~~we utilized~~ a weighted average of the income approach ~~(a discounted cash flow analysis)~~ and the market approach (a comparison to guideline companies), weighted primarily on the income approach. We believe the income approach more appropriately captures the specific growth and risk profile of the reporting units, whereas the market approach requires a qualitative assessment of a reporting unit’s risk profile and growth prospects to selected, reasonably similar guideline publicly-traded companies which the Company believes is less specific to its business. For the Technical Services, Field Services and Lodging ~~segments~~ reporting units, as of December 31, 2010, we utilized only the income approach to determine the fair value because the fair value for ~~Technical Services and Field Services has~~ those reporting units has historically significantly exceeded the carrying value and there were no changes or events in the current year to indicate otherwise. Significant judgments are inherent in these analyses and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. We believe that the assumptions used in our impairment analyses are reasonable, but variations in any of the assumptions may result in different calculations of fair values that could result in a material impairment charge.

The impairment analysis performed during the year ended December 31, 2011 utilized final 2012 annual budgeted amounts. The discount rate assumptions were based on an assessment of our weighted average cost of capital (“WACC”). As part of the analysis, we compared the aggregate implied fair value of our reporting units to our market capitalization at December 31, 2011 and assessed for reasonableness. We did not record an impairment charge as a result of our goodwill impairment tests in 2011 for our reporting units. The fair value of our reporting units ~~Technical Services, Field Services, Industrial Services and Oil and Gas Field Services segments~~ significantly exceeded their respective carrying values. We will continue to monitor the performance of our reporting units and if the business experiences adverse changes in these key assumptions, we will perform an interim goodwill impairment analysis.

As of September 30, 2012, we assessed the performance of our Oil and Gas Field Services reporting unit due to its lower than anticipated financial results in the third quarter of 2012. The lower than anticipated results were primarily due to the repositioning of certain assets and rental equipment in the second and third quarters of 2012 to meet changing market conditions and unfavorable rain and weather conditions in Western Canada. These changes in the business negatively affected our revenues and profitability. We performed a sensitivity analysis of the impact of the lower than

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

anticipated results on the reporting unit’s fair value, and concluded the fair value of the reporting unit more likely than not exceeds its carrying value. We will continue to assess this reporting unit’s performance.

We will also revise the “Goodwill and Intangible Assets” subsection in Note 2 in the Company’s 2012 Form 10-K and, with appropriate updates, future Annual Reports on Form 10-K to read as follows:

Goodwill and Intangible Assets

Goodwill is comprised of the purchase price of business acquisitions in excess of the fair value assigned at acquisition to the net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for impairment annually, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value.

Permits are recorded at historical cost and other intangible assets are recorded at fair value. Permits relating to landfills are amortized on a units-of-consumption basis. All other permits are amortized over periods ranging from 5 to 30 years on a straight-line basis. Permits consist of the value of permits acquired in a business combination and direct costs related to obtaining such permits such as legal fees, site surveys, engineering costs and other expenses. In addition, the Company has capitalized legal costs incurred in connection with the defense of the Company’s right to accept a new type of waste at one of its facilities under a validly issued permit. Other intangible assets consist of customer relationships, acquired trade names, and non-compete agreements. Other intangible assets are amortized on a straight-line basis over their respective useful lives, which range from 3 to 12 years. Amortization expense was $12.4 million, $10.9 million and $7.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Long-lived tangible and intangible assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be entirely recoverable. When such factors and circumstances exist, management compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made. Any resulting impairment losses recorded by the Company could have an adverse impact on the Company’s results of operations by either decreasing net income or increasing net loss. There were no impairment charges during the years ended December 31, 2011, 2010 and 2009.

The Company also assesses goodwill for impairment at least on an annual basis as of December 31, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value, by comparing the fair value of each reporting unit to its carrying value, including goodwill. The Company conducted its annual impairment test of goodwill as of December 31, 2011 and determined that no adjustment to the

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

carrying value of goodwill for any reporting unit was necessary because the fair value of the reporting units ~~Company’s Technical Services, Field Services, Industrial Services and Oil and Gas Field Services segments~~ significantly exceeded their respective carrying values. There can be no assurance that future events will not result in an impairment of goodwill.

As of September 30, 2012, the Company assessed the performance of its Oil and Gas Field Services reporting unit due to its lower than anticipated financial results in the third quarter of 2012. The lower than anticipated results were primarily due to the repositioning of certain assets and rental equipment in the second and third quarters of 2012 to meet changing market conditions and unfavorable rain and weather conditions in Western Canada. These changes in the business negatively affected the Company’s revenues and profitability. The Company performed a sensitivity analysis of the impact of the lower than anticipated results on the reporting unit’s fair value, and concluded the fair value of the reporting unit more likely than not exceeds its carrying value. The Company will continue to assess this reporting unit’s performance.

4.                                      Please disclose what your reporting units are based on the guidance provided in ASC 350-20-35-33 through 35-38. If you aggregate reporting units, please tell us how you determined this was appropriate pursuant to ASC 350-20-35-35.

RESPONSE:    The Company determined that it had five (5) reporting units for the year ended December 31, 2011 as follows — (i) Technical Services, (ii) Field Services, (iii) Industrial Services, (iv) Lodging, and (v) Oil and Gas Field Services.

As described below, the Company aggregated components, where appropriate, into single reporting units during the year ended December 31, 2011 based on the guidance in ASC 350-20-35-35 and ASC 350-20-55-6 through 55-7. In determining whether the components of an operating segment should be considered economically similar, ASC 350-20-55-6 indicates the evaluation is a matter of judgment that depends on specific facts and circumstances, and is more qualitative than quantitative. ASC 350-20-55-7 indicates factors to be considered in determining whether components shall be combined into one reporting unit based on their economic similarities include: (i) the manner in which an entity operates it business and the nature of those operations; (ii) whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert; (iii) the extent to which the component businesses share assets and other resources; and (iv) whether the components support and benefit from common research and development projects. Accordingly, the Company considered the following in its determination that certain components should be aggregated into a single reporting unit:

Technical Services

Technical Services provides a broad range of hazardous material management services including the packaging, collection, transportation, treatment and disposal of hazardous and non-hazardous

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

waste at Company-owned facilities, including incineration, landfill, wastewater, and other treatment facilities. The services are executed as one continuous waste stream from customer generation to final disposal, all with access to the same network of transportation equipment, employee resources and disposal assets. Disposal of the waste is based on the type of waste and customer preference, if any.

In 2011, the Company reported the operating results of its Technical Services segment in the following components within this continuum of services, each considered to be a business, as follows: Technical Services U.S. & Canada, Incineration U.S. & Canada, Desorber, Waste Water Treatment, TSDF (Treatment, Storage and Disposal Facility) U.S. & Canada, Solvent Recycling, Landfills U.S. & Canada and Central Ops Environmental. The Company markets and sells its components’ services as a complete solution, offering customers the full continuum of services from packaging of the waste at the customer’s site to ultimate disposal by appropriate means. Services are billed based on volume of material handled. Substantially all sales involve the purchase of services from more than one component. The customer is billed for the total amount and revenues are then shared internally among the components based on the actual services provided. Accordingly, the components are highly interdependent.

In addition, the components share the following:

a.                                      Same nature of products and services

b.                                      Same type or class of customer, and in many cases, the same customer

c.                                       Same network of transportation equipment, employee resources, and disposal assets

d.                                      Similar regulatory environment

e.                                       Similar environmental risk (level of risk based on type of waste being collected and disposed)

The Company also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given the economic interdependency of the components, the Company believes the goodwill is recoverable from the components working in concert.

Based on application of the aggregation criteria, the Company believes it is appropriate to aggregate the above components of Technical Services into a single reporting unit.

Field Services

Field Services provides a wide variety of environmental cleanup services on customer sites or other locations on a scheduled or emergency basis including tank cleaning, decontamination, remediation and spill cleanup. In 2011, the Company captured the operating results of its Field

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

Services segment in the following components, each considered to be a business, as follows: Field Services, National Remediation, National Events, PPM and Transformer Services.

Field Services include services such as tank cleanings, railcar cleanings and vacuum services. National Remediation includes excavation, removal, treatment and disposal of contaminated materials. National Events include a full range of services for large cleanup projects, such as oil spills. PPM includes the removal and disposal of polychlorinated biphenyls. Transformer Services include removal and disposal of used transformers for utility companies. The nature of the services provided by the components is environmental cleanup services at customer locations, either on a scheduled or emergency response basis. All of the components share equipment and employee resources and involve teams in varying size with varying skill that are deployed based on the requirements of the project. The location of the work, size of the project, history with a customer, and availability of employees can impact who responds to a project at any given time. For larger cleanup projects, such as National Events, the required equipment and employee resources may be drawn from all these components. Except for Transformer Services, which targets utility companies only, the components serve all types and classes of customers. The differentiating factor determining which component performs the work is the type and size of the cleanup project, not the type or class of customer (i.e., utility companies may require the services provided by the other four components). The services provided by the components are billed based on time, materials and equipment deployed. The risks related to the environmental cleanup vary based on the type of waste or service, not necessarily by component.

In summary, the Field Services components share the following:

a.                                      Same type and nature of services

b.                                      The components can serve any type or class of customer

c.                                       Similar network of transportation equipment, cleaning equipment and employees

d.                                      Similar regulatory environment

The Company also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given that the services are very similar, the latter four components are an extension of Field Services created to address specific customer needs, and the significant sharing of equipment and employee resources between the components, the Company believes the goodwill is recoverable from the components working in concert.

Based on application of the aggregation criteria, the Company believes it is appropriate to aggregate the above Field Services components into a single reporting unit.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

Industrial Services

Industrial Services provides industrial and specialty services, such as high-pressure and chemical cleaning, catalyst handling, decoking, material processing and lodging services to downstream oil and gas companies, chemical plants, oil sands facilities, pulp and paper mills, and other industrial facilities. The Industrial Services Segment includes the following components, each considered to be a business —Industrial Services U.S. & Canada, Industrial Specialty Services U.S. & Canada, Oil Sands and Lodging. The Company chose to disaggregate the Lodging component and consider it a separate reporting unit — see “Lodging” below.

The services provided by the Industrial Services and Industrial Specialty Services components are of the same type and nature, and are provided to the same type or class of customer, namely downstream oil and gas companies. Approximately 80% of the business from the two components comes from petrochemical companies, oil refineries and upgraders, and oil extraction facilities in the Oil Sands in Western Canada. The Oil Sands component represents Industrial Services and Industrial Specialty Services provided to customers in a specific geographic region — the Oil Sands in Western Canada. There is substantial cross-selling of services between the Industrial Services and Industrial Specialty Services components and the Company enters into master services agreements covering the services of both components particularly with the larger energy companies. The principal difference between the two components is that Industrial Specialty Services are performed during a plant shutdown and some services require more specialized equipment. On all specialty projects (i.e., chemical cleaning, high-pressure work, decoking, catalyst handling, material processing, etc.) there are some crew members that are specially trained to use the equipment to perform the specialty work. However, approximately half of the work force on a specialty project does not require special training and the technicians / generalists can be sourced from the Industrial Services component. Since the specialty work occurs throughout North America, to control costs, the Company utilizes the local technicians / generalists from Industrial Services. Accordingly, equipment and employee resources are shared between Industrial Services and Industrial Specialty Services. With its remote location, the Oil Sands generally has its own dedicated employees performing Industrial Services and Industrial Specialty Services, however, these employees can be dispatched to other locations in North America, if needed. Given the similarity of the services offered by each component, it is a reasonable integration of services and both components fit closely together. The customers are billed on a time and materials basis. The billing rates for the equipment and personnel depend on the requirements of the project.

In summary, the Industrial Services, Industrial Specialty Services and Oil Sands components share the following:

a.                                      Same type and nature of services

b.                                      Same type or class of customer, and in many cases, the same customer

c.                                       Similar network of transportation equipment, cleaning equipment and employees

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

d.                                      Similar regulatory environment

The Company also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given that the services are very similar, to the same type of customer, the sharing of equipment and employees and the extensive intercompany transactions, the Company believes the goodwill is recoverable from the components working in concert.

Based on application of the aggregation criteria, the Company believes it is appropriate to aggregate the above components into a single reporting unit.

Lodging

The Lodging component of the Industrial Services segment serves downstream oil and gas companies in Western Canada and throughout North America. The Lodging component consists of two businesses: (i) providing premier industrial lodges and drill camp accommodations that are rented out at drill sites and providing catering services at the lodges (collectively, “Lodging”); and (ii) manufacturing and selling lodges and drill camp facilities (collectively, “Camp Manufacturing”) to Lodging and other third parties.

Lodging is included in the Industrial Services segment since it serves the same type and class of end customer as the other components of Industrial Services, namely downstream oil and gas companies. The Company considers providing accommodation facilities to its downstream oil and gas companies an extension of its Industrial Services. In addition, Industrial Services and Industrial Specialty Services personnel utilize Lodging’s accommodations, when available, while performing their services at customer sites. The Senior Vice President — Lodging reports to the segment manager of the Industrial Services segment.

The Company acquired its Camp Manufacturing operations through an acquisition of a private company in August 2011 to fill the need to secure a stable, reliable, timely source of lodging facilities meeting its high quality standards at lower cost. Following its acquisition, Camp Manufacturing continues to focus on both internal sales and external sales to third parties. However, Camp Manufacturing has been operating as an integral part of Lodging, and is now the exclusive supplier of facilities to Lodging. Approximately 40% of Camp Manufacturing’s revenues in 2013 are expected to represent sales to Lodging.

Most of the Lodging’s major competitors have a manufacturing arm. It is a reasonable vertical integration of products in the lodging business and both businesses fit closely together. The head of the Company’s Camp Manufacturing business reports to the Senior Vice President — Lodging. The Lodging and Camp Manufacturing businesses share assets and employee resources, especially where the activity requires setup teams and setup management groups sourced by individuals from both operations.  They also share employee resources in the design of facilities.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

The Company believes the Lodging and Camp Manufacturing businesses share the following:

a.              Substantial economic interdependence

b.              Same nature of products

c.               Similar type or class of customer, and in many cases, the same customer

d.              Same employee resources, especially in the design and complexing of lodging facilities

e.               Similar regulatory environment

The Company also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given the manner in which the Company operates its Lodging and Camp Manufacturing activities and the substantial economic interdependence between them, the Company believes the goodwill is recoverable from the components working in concert. The fact that approximately 40% of Camp Manufacturing’s revenues in 2013 are expected to represent sales to Lodging is evidence of their substantial economic interdependence.

Based on application of the aggregation criteria, the Company concluded that it is appropriate to aggregate its Lodging and Camp Manufacturing businesses into a single reporting unit.

Oil and Gas Field Services

Oil and Gas Field Services provides services to upstream oil and gas companies operating in Western Canada and throughout North America. In 2011, the Company reported the operating results of its Oil and Gas Field Services segment in the following components, each considered to be a business: Exploration Services, Production Services and Rental Services. The Company made acquisitions in 2011 to double its exploration capabilities, add Rental Services and achieve operational scale. It is a reasonable vertical integration of services in the Oil and Gas Field Services business and all three components fit closely together.

Exploration Services provides a full range of pre-drilling services, including mapping and directional boring services. Production Services provides services at the producing well site including fluid handling, fluid hauling, tank cleaning, line cleaning and other downhole servicing. Rental Services provides surface rental and servicing of equipment used to extract the oil at the drill site. The components are organized to directly service the seismic, drilling and production activities of upstream oil and gas companies. Although the upstream oil and gas companies generally outsource the drilling and production activities to a third party, the Company’s contracts for Production Services and Rental Services are entered into with the oil and gas companies, not the third-party contractors. The customers serviced by each of the components are of the same type and class, and the Company estimates that approximately 80% of the customers among the three components are the same. The Company frequently enters into multi-year master services contracts with its large customers. Occasionally, the master services

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

agreements cover services from more than one component. The sales force is structured to leverage services offered by all three components, including corporate account managers assigned to specific customers. In addition, Exploration Services and Production Services share some cross-trained employees as the different seasonal demands complement each other.

In summary, the Company believes the above components of Oil and Gas Field Services share the following:

a.              Same nature of products and services

b.              Same type or class of customer, and in many case, the same customer

c.               Some of the same employee resources

d.              Similar regulatory environment

The Company also considered whether the goodwill is recoverable from the separate operations of each component or from two or more components working in concert. Given the manner in which it operates the Oil and Gas Field Services business, the Company believes the goodwill is recoverable from the three components working in concert.

Based on application of the aggregation criteria, the Company concluded that it is appropriate to aggregate the above components of Oil and Gas Field Services into a single reporting unit.

Adjustment of Reporting Units in Q1 2013 Because of Safety-Kleen Acquisition

As recently described in the Company’s Form 8-K filed on January 4, 2013, the Company completed its acquisition of 100% of the common shares of Safety-Kleen, Inc. (“Safety-Kleen”) on December 28, 2012. The Company’s Chief Operating Decision-Maker and other senior management are currently reviewing Clean Harbors’ consolidated operations and organization structure, particularly how Safety-Kleen’s historical reporting units align with the Company’s previous reporting units. The Company therefore expects to adjust its reporting units in the first quarter of fiscal 2013.

Financial Statements

Notes to the Financial Statements

Note 2. Significant Accounting Policies Revenue Recognition, page 44

5.                                      You operate a recycling facility that recycles refinery waste and spent catalyst. The recycled oil and recycled catalyst are sold to third parties. Please disclose your revenue recognition policy regarding the sales of these products and discuss these amounts separately in MD&A, if material.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

RESPONSE:    The recycling facility that recycles refinery waste and spent catalyst was acquired as part of the Company’s acquisition of a privately-held company in August 2011.  Revenues from recycled oil and recycled catalyst are recognized upon shipment to the customer as all revenue recognition criteria are met at that time. Revenues from the sale of recycled oil and recycled catalyst are not material to the Company’s operations. Total revenues from recycled oil were approximately $26.0 million and $22.7 million during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. Total revenues from recycled catalyst were approximately $30.5 million and $24.5 million during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. The total revenues from these two activities represented less than 3% of the Company’s consolidated revenues for each of the year ended December 31, 2011 and the nine months ended September 30, 2012.

To enhance the disclosure, paragraph 3 of the “Revenue Recognition” subsection under Note 2, “Significant Accounting Policies”, of the 2011 Form 10-K will be revised in future Annual Reports on Form 10-K to read as follows:

Technical Services revenue is generated from fees charged for hazardous material management and disposal services including onsite environmental management services, collection and transportation, packaging, recycling, treatment and disposal of hazardous and non-hazardous waste. Services are provided based on purchase orders or agreements with the customer and include prices based upon units of volume of waste, and transportation and other fees. Collection and transportation, and packaging revenues are recognized when the transported waste is received at the disposal facility. Revenues for treatment and disposal of hazardous waste are recognized upon completion of wastewater treatment, final disposition in a landfill or incineration of the waste, all at Company-owned sites, or when the waste is shipped to a third party for processing and disposal. Revenues from recycled oil and recycled catalyst are recognized upon shipment to the customer. Revenue for all other Technical Services is [Delete: also] recognized when services are rendered. The Company, at the request of a customer, periodically enters into bundled arrangements for the collection and transportation and disposal of waste. The Company accounts for such arrangements as multiple-element arrangements with separate units of accounting. The Company measures and allocates the consideration from the arrangement to the separate units, based on evidence of the estimated relative selling price for each deliverable. Revenues from waste that is not yet completely processed and disposed and the related costs are deferred until these services are completed.

Property, Plant and Equipment (Excluding Landfill Assets), page 56

6.                                      In the fourth quarter of 2011, you temporarily idled for approximately 18 months your hazardous waste incinerator in Ville Mercier, Quebec. Please tell us the carrying amount of the assets related to this incinerator as of December 31, 2011 and September 30, 2012.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

For any long-lived assets or asset groups for which you have determined that undiscounted cash flows are not in excess of the carrying value and to the extent that a potential future impairment of these assets, individually or in the aggregate, could materially impact your operating results and/or total shareholder’s equity, please disclose the following in your critical accounting policies and/or in the notes to your financial statements:

•                                          The carrying values of the assets;

•                                          The percentage by which the estimated fair value exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;

•                                          A description of the key assumptions that drive the estimated fair value;

•                                          A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•                                          A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

RESPONSE:  The assets of the hazardous waste incinerator in Ville Mercier, Quebec consist primarily of property, plant and equipment and permits. The Company temporarily idled this facility due to additional disposal capacity acquired in 2011 and the declining local market conditions in Quebec, Canada. The Company currently believes it is more likely than not that the incinerator will recommence operations in 2014. Given the change in the assets’ utilization, the Company performed a test for recoverability in accordance with the guidance in ASC 360-10. The expected undiscounted future cash flows of those assets substantially exceeded the carrying value on November 2, 2011, the date of announcement, and continue to exceed the carrying value based on the Company’s quarterly assessments. The carrying amount of the assets was $11.2 million and $10.2 million at December 31, 2011 and September 30, 2012, respectively.

During the year ended December 31, 2011 and the nine months ended September 30, 2012, the Company did not have any long-lived assets or asset groups for which the Company determined that expected undiscounted future cash flows were not in excess of the carrying value. If the Company were to make a determination that a potential future impairment of the long-lived assets, individually or in the aggregate, could materially impact the Company’s operating results and/or total shareholder’s equity, we would disclose the information identified above in the Company’s critical accounting policies and/or in the notes to the Company’s financial statements.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

To enhance the disclosure, the Company will revise both Note 2, “Significant Accounting Policies”, and the “Critical Accounting Policies and Estimates” topic in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in the Company’s 2012 Annual Report on Form 10-K and, with appropriate updates, future Annual Reports on Form 10-K to include the carrying value of the relevant long-lived assets at the respective reporting dates as follows:

2011 Form 10-K — Page 57

Property, Plant and Equipment (excluding landfill assets)

The Company recognizes an impairment in the carrying value of long-lived assets when the expected future undiscounted cash flows derived from the assets are less than their carrying value.  For the years ended December 31, 2011, 2010 and 2009, the Company did not record impairment charges related to long-lived assets.  In the fourth quarter of 2011, the Company temporarily idled for approximately 18 months the Company’s hazardous waste incinerator in Ville Mercier, Quebec which had a carrying value, including the property, plant and equipment, of $11.2 million at December 31, 2011.  The Company temporarily idled this facility due to additional disposal capacity acquired in 2011 and the declining local market conditions in Quebec, Canada. The Company performed an analysis of the carrying value of those long-lived assets and concluded that there was no impairment as the undiscounted cash flows substantially exceeded the carrying value of the assets. The Company will continue to assess all of its long-lived assets for impairment as necessary.

2011 Form 10-K — Page 33

Permits and Other Intangible Assets. Our long-lived assets, including permits, are carried on our financial statements based on their cost less accumulated depreciation or amortization. We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to assess whether a potential impairment exists, the assets’ carrying values are compared with their undiscounted expected future cash flows. Estimating future cash flows requires significant judgment about factors such as general economic conditions and projected growth rates, and our estimates often vary from the cash flows eventually realized. Impairments are measured by comparing the fair value of the asset to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset; (ii) actual third-party valuations; and/or (iii) information available regarding the current market environment for similar assets. If the fair value of an asset is determined to be less than the carrying amount of the asset, an impairment in the amount of the difference is recorded in the period that the events or changes in circumstances that indicated the carrying value of the assets may not be recoverable occurred. In the fourth quarter of 2011, the Company temporarily idled for approximately 18 months the Company’s

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

hazardous waste incinerator in Ville Mercier, Quebec which had a carrying value, including the permits, of $11.2 million as of December 31, 2011.  The Company temporarily idled this facility due to additional disposal capacity acquired in 2011 and the declining local market conditions in Quebec, Canada. The Company performed an analysis of the carrying value of those long-lived assets and concluded that there was no impairment as the undiscounted cash flows substantially exceeded the carrying value of the assets.

Landfill Accounting, page 58

7.                                      Please disclose your accounting policy for costs capitalized related to unsuccessful sites, including how you determine when the site is unsuccessful.

RESPONSE:   As noted under “Landfill Accounting” on page 58, where appropriate, the Company includes probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of a landfill when calculating amortization. The Company had included approximately 6.2 million cubic yards of unpermitted airspace probable of expansion related to one landfill in its amortization calculations as of December 31, 2011. Under “Landfill capacity” on pages 58 and 59, the Company describes the process and criteria it uses to determine the probability of obtaining a permit for future expansion. To the extent that such estimates, or related assumptions, prove to be significantly different than actual results, lower profitability may be experienced due to higher amortization rates or higher expenses, or higher profitability may result if the opposite occurs. Most significantly, if it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time, the Company makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

In order to more fully address the above comment, the “Landfill Accounting” subsection under Note 2, “Significant Accounting Policies”, and the “Accounting for Landfills” subsection of the “Critical Accounting Policies and Estimates” topic in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” will be revised in future Annual Reports on Form 10-K to read as follows:

Landfill Accounting

The Company amortizes landfill improvements and certain landfill-related permits over their estimated useful lives. The units-of-consumption method is used to amortize land, landfill cell construction, asset retirement costs and remaining landfill cells and sites. The Company also utilizes the units-of-consumption method to record closure and post-

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

closure obligations for landfill cells and sites. Under the units-of-consumption method, the Company includes future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base of the landfill assets. Additionally, where appropriate, as described below, the Company includes probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill.  If it is determined that expansion capacity should no longer be considered in calculating the recoverability of a landfill asset, we may be required to recognize an asset impairment or incur significantly higher amortization expense. If at any time, the Company makes the decision to abandon the expansion effort, the capitalized costs related to the expansion effort are expensed immediately.

Note 7. Closure and Post-Closure Liabilities, page 72

8.                                      In your table of anticipated payments on page 73, you arrive at the total amount of undiscounted closure and post-closure liabilities of $253.7 million, which is then reduced by $218.9 million to arrive at the present value of closure and post-closure liabilities. It appears that of this $218.9 million reduction, $131.5 million is related to the discounting of this liability based on the credit-adjusted risk-free rate. Please expand your disclosures to explain the remaining portion of this $218.9 million reduction.

RESPONSE:   The Company records the estimated present value of closure and post-closure liabilities based on the landfill’s airspace capacity consumed through the current period. The $253.7 million of gross undiscounted closure and post-closure liabilities at December 31, 2011 included estimated costs relating to airspace to be consumed in future periods. In calculating our gross closure and post-closure liabilities, we estimate the total costs to close the landfill when it reaches full capacity. Estimated closure and post-closure costs are accrued as the landfill’s capacity is consumed, such that when the landfill is fully consumed, the appropriate liability has been accrued.

The Company realizes there is divergence in practice with regard to disclosing closure and post-closure liabilities. We considered the guidance in Staff Accounting Bulletin Topic 5.Y, “Accounting and Disclosures Relating to Loss Contingencies” on the accounting and reporting of environmental remediation liabilities in our footnote disclosure. The Company will add the following disclosure to Note 7, “Closure and Post-Closure Liabilities”, with updated amounts in future Form 10-K reports:

2011 Form 10-K — Page 73

Closure and Post-Closure Liabilities (Continued)

Anticipated payments (based on current estimated costs and anticipated timing of necessary regulatory approvals to commence work on closure and post-closure activities) for each of the next five years and thereafter are as follows (in thousands):

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

Year ending December 31,
2012	$4,371
2013	6,090
2014	6,251
2015	7,264
2016	5,800
Thereafter	223,960
Gross undiscounted closure and post-closure liabilities	253,736
Less: Discount at the credit-adjusted risk-free rate	(131,447)
Less: Undiscounted estimated closure and post-closure liabilities relating to airspace not yet consumed	(87,408)
Present value of closure and post-closure liabilities	$34,881

Note 15. Segment Reporting, page 92

9.                                      Please present amounts related to eliminations or reversal of transactions between reportable segments separately from corporate items. Please also include a separate reconciling item for the elimination of markup on intersegment transactions in a similar manner to the example provided in ASC 280-10-55-49. Refer to ASC 280-10-50-31.

RESPONSE:    In order to more fully address the above comment, the disclosure will be revised in future Reports on Forms 10-K and 10-Q to present intersegment revenues separately from corporate items — please see Addendum A for the revised disclosure.

Intersegment revenues represent the sharing of third-party revenues among the reportable segments based on the products and services provided by each segment as if the products and services were sold directly to the third-party. There is no markup on intersegment transactions and, accordingly, no intersegment profit to be eliminated.

10.                               Please help us understand why there are negative intersegment revenues presented in certain periods for the Field Services and Industrial Services segments.

RESPONSE:    Intersegment revenues are transfers of customer revenues that were billed to customers for all services performed by one segment but a portion of these services were performed and the related expenses incurred by a different segment.  The negative intersegment revenues are due to more transfers out of customer revenues to other segments than transfers in of revenues from other segments. In order to more fully address the above comment, the Company will add the following disclosure to the lead-in paragraph to the table in Note 15, “Segment Reporting”, in future Form 10-K and 10-Q reports:

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

The following table reconciles third party revenues to direct revenues for the years ended December 31, 2011, 2010 and 2009 (in thousands). Third party revenue is revenue billed to the outside customer by a particular segment. Direct revenue is the revenue allocated to the segment performing the provided service. The Company analyzes results of operations based on direct revenues because the Company believes that these revenues and related expenses best reflect the manner in which operations are managed. Intersegment revenues represent the sharing of third party revenues among the segments based on products and services provided by each segment as if the products and services were sold directly to the third party. The intersegment revenues are shown net. The negative intersegment revenues are due to more transfers out of customer revenues to other segments than transfers in of revenues from other segments.

Form 10-Q for the Period Ended September 30, 2012  Financial Statements

Notes to the Financial Statements

Note 5 — Goodwill and Other Intangible Assets, page 11

11.                               You assessed the performance of your Oil and Gas Field Services reporting unit due to its lower than anticipated financial results and concluded the fair value of the reporting unit more likely than not exceeds the carrying value. Please expand your disclosures to address what events and circumstances you considered in reaching this conclusion. Refer to ASC 350-20-35-3A through 35-3G.

RESPONSE:    Based on the operating results for the third quarter of its Oil and Gas Field Services reporting unit which were lower than anticipated, the Company initiated a qualitative analysis as of September 30, 2012 to determine if circumstances had changed, such that it was more likely than not that the fair value of the Oil and Gas Services reporting unit had been reduced below its carrying amount considering the guidance in ASC 350-20-35A through 35-3G. Management determined the most significant reasons for the lower performance were (i) the repositioning of certain of the reporting unit’s assets and rental equipment during the second and third quarter of 2012 and (ii) unfavorable rain and weather conditions in Western Canada in the third quarter of 2012. The repositioning of assets and rental equipment was considered necessary due to a shift earlier in the year by many energy producers from some dry-gas wells toward more liquid-rich gas and oil.  The repositioning negatively impacted revenues and profitability in the latter half of the year and required the Company to find new customers. However, the repositioning of assets and rental equipment was nearly complete by the end of the third quarter and the Company expected the equipment to be fully utilized by the end of the year.  The Company also performed a sensitivity analysis of the impact of the lower than anticipated results. Factors considered as part of the sensitivity analysis included estimated cash flows, a terminal value growth rate and the appropriate discount rate that reflects the relative risks of the cash flows.  Based on the above qualitative analysis the Company concluded the fair value of the

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

Oil and Gas Field Services reporting unit as of September 30, 2012 more likely than not exceeds the carrying value.

The Company continues to evaluate the performance of its Oil and Gas Field Services reporting unit and the Company expects to complete in February 2013 its annual goodwill impairment analysis on all of its reporting units as of December 31, 2012.

To enhance the disclosure, the Company will revise the “Goodwill” subsection under “Critical Accounting Policies” of Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the “Goodwill and Intangible Assets” subsection  of Note 2, “Significant Accounting Policies” in the 2012 Annual Report on Form 10-K and, with appropriate updates, future Annual Reports on Form 10-K to include a paragraph describing the interim goodwill impairment test performed as of September 30, 2012 — please see the final paragraph of each of our two responses described in Comment No. 3 (Please note that the revision will not be required in future Quarterly Reports on Form 10-Q).

Form 8-K Filed November 7, 2012

12.                               Given that the EBITDA and EBITDA margin amounts you present in your Form 8-K are not computed as is commonly defined and that the EBITDA amounts appear to be the same as the Adjusted EBITDA amounts you reported in your Form 10-Q for the period ended September 30, 2012, please revise the descriptions of these amounts to Adjusted EBITDA and Adjusted EBITDA margin.

RESPONSE:  The Company will revise its description of EBITDA and EBITDA margin to Adjusted EBITDA and Adjusted EBITDA margin in future earnings press releases as furnished pursuant to Item 9.01 of Form 8-K and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

13.                               You present non-GAAP forward-looking information, including EBITDA and EBITDA margin. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

RESPONSE:

As described in the response to comment No. 12, the Company will use the term “Adjusted EBITDA,” rather than “EBITDA,” in its future earnings press releases and will continue to provide in such releases for the applicable complete fiscal year or portion of a fiscal year a reconciliation of Adjusted EBITDA to net income.  To the extent that the Company uses the term “Adjusted EBITDA margin” in such press releases, we will state that such term is calculated as Adjusted EBITDA divided by total revenues.

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

The Company does not include forward looking statements as to EBITDA or Adjusted EBITDA in its Reports on Form 10-K or 10-Q filed under the Securities Exchange Act.  However, in response to requests from investors, the Company includes in its earnings press releases (which are furnished to the SEC pursuant to Item 9.01 of Form 8-K) guidance as to total revenue and Adjusted EBITDA for the current fiscal year and, for following fiscal year in its third quarter earnings press release.

The Company calculates Adjusted EBITDA as total revenues less cost of revenues and selling, general and administrative expenses. The information for the three line items is accumulated in the Company’s normal course of forecasting its operations.  Information required to reconcile Adjusted EBITDA to net income is not prepared as part of this process nor is it prepared by the Company on a regular basis outside of preparing financial results.  The line items required to reconcile Adjusted EBITDA to net income would typically include accretion of environmental liabilities, depreciation and amortization, other income and expense, interest expense, net of interest income and provision for income taxes.  The Company believes that preparing the information and providing a reconciliation of such Adjusted EBITDA guidance to net income guidance would require unreasonable efforts (as such term is used in Item 10(d)(1)(i) of Regulation S-K and Rule 100(a) of Regulation G) because such reconciliation would require a statement of each specific line item adjustment to net income.  In addition, the Company believes it may be difficult and inherently uncertain to project each of the specific line items at the various times during the fiscal year when earnings announcements and related guidance are being issued on a quarterly basis.

In particular, it is often difficult and inherently uncertain for the Company to project its provision for income taxes as the Company is subject to taxation in numerous jurisdictions.  As a result, the Company’s effective tax rate is derived from a combination of applicable tax rates in the various places it operates.  The Company’s effective tax rates may be different than experienced or expected due to numerous factors, including changes in mix of profitability from jurisdiction to jurisdiction, the results of audit of tax filings, changes in accounting for income taxes and changes in tax laws.  Any of these factors could cause the Company to experience an effective tax significantly different from previous periods and result in uncertainty in the ability to project an effective tax rate. In addition, projecting an effective tax rate is not relevant to Adjusted EBITDA guidance, since the Company’s provision for income taxes is a deduction for purposes of calculating net income and a corresponding add back for calculating Adjusted EBITDA.

As long as the Company limits its guidance to total revenue and Adjusted EBITDA and provides such guidance in response to investor requests through earnings press releases which are furnished to the SEC pursuant to Item 9.01 of Form 8-K, the Company respectively submits that it should not be required to provide a reconciliation in such press releases of Adjusted EBITDA guidance to net income. As items that impact net income are out of the Company’s control and / or cannot be reasonably predicted, the Company believes providing such guidance would require both unreasonable effort and considerable uncertainty. Accordingly, a

Rufus Decker, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance

January 23, 2013

reconciliation of Adjusted EBITDA guidance to net income guidance is not available without unreasonable effort. As described above, the Company will continue to provide in each of its earnings press releases and its reports on Form 10-K and 10-Q reconciliations to net income for any completed fiscal year or portion thereof so that investor can readily see the nature of the adjustments to net income which the Company makes for purposes of calculating Adjusted EBITDA.

14.                               Please clearly show how EBITDA margin is determined. Please also present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

RESPONSE:    In order to fully address the above comment, when presenting Adjusted EBITDA margin in future filings with the Commission, the Company will include a schedule presenting a quantitative reconciliation of historical Adjusted EBITDA margin to historical net income as a percentage of revenue, including an explanation of how Adjusted EBITDA margin is calculated — please see Addendum B for the additional disclosure

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter.  Thank you for your assistance.

Sincerely,

/s/ Robert E. Gagnon
Robert E. Gagnon
Executive Vice President and Chief Financial Officer
(781) 792-5106

cc:                                Nudrat Salik, Staff Accountant

ADDENDUM A

	For the Year ended December 31, 2011
	Technical Services	Field Services	Industrial Services	Oil and Gas Field Services	Corporate Items	Totals
Third party revenues	$811,054	$327,302	$454,823	$389,906	$1,051	$1,984,136
Intersegment revenues, net	17,224	(21,873)	1,270	3,379	—	—
Corporate items, net	2,249	187	(251)	(444)	(1,741)	—
Direct revenues	$830,527	$305,616	$455,842	$392,841	$(690)	$1,984,136

	For the Year ended December 31, 2010
	Technical Services	Field Services	Industrial Services	Oil and Gas Field Services	Corporate Items	Totals
Third party revenues	$695,285	$482,954	$350,901	$202,091	$13	$1,731,244
Intersegment revenues, net	22,025	(28,136)	(745)	6,856	—	—
Corporate items, net	2,844	(740)	(381)	130	(1,853)	—
Direct revenues	$720,154	$454,078	$349,775	$209,077	$(1,840)	$1,731,244

	For the Year ended December 31, 2009
	Technical Services	Field Services	Industrial Services	Oil and Gas Field Services	Corporate Items	Totals
Third party revenues	$648,430	$199,859	$150,164	$75,463	$304	$1,074,220
Intersegment revenues, net	23,220	(19,449)	(5,203)	1,432	—	—
Corporate items, net	1,543	503	18	(48)	(2,016)	—
Direct revenues	$673,193	$180,913	$144,979	$76,847	$(1,712)	$1,074,220

ADDENDUM B

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2012		September 30, 2011		September 30, 2012		September 30, 2011
		(1)		(1)		(1)		(1)
	Amount	Margin %	Amount	Margin %	Amount	Margin %	Amount	Margin %
Net income	$12,359	2.3%	$37,133	6.7%	$67,800	4.2%	$89,019	6.2%
Accretion of environmental liabilities	2,488	0.5%	2,435	0.4%	7,409	0.5%	7,231	0.5%
Depreciation and amortization	41,300	7.7%	34,604	6.2%	116,794	7.2%	87,000	6.0%
Other expense (income)	91	—	-164	0.0%	465	—	-5,931	-0.4%
Loss on early extinguishment of debt	26,385	4.9%	—	—	26,385	1.6%	—	—
Interest expense, net	11,596	2.2%	10,927	2.0%	33,836	2.1%	28,047	2.0%
Provision for income taxes	6,308	1.2%	18,896	3.4%	37,487	2.3%	47,283	3.3%
Adjusted EBITDA	$100,527	18.8%	$103,831	18.7%	$290,176	17.8%	$252,649	17.6%

Revenues	$533,806		$556,053		$1,628,946		$1,438,250

(1)          The Margin % indicates the percentage that the line-item represents to total revenues for the respective reporting period, calculated by dividing the dollar amount for the line-item by total revenues for the reportng period.